Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 4, 2025

Relating to Preliminary Prospectus dated September 4, 2025 and

Prospectus dated September 29, 2023

Registration No. 333-274797

Goldman Sachs BDC, Inc.

$400,000,000

5.650% Notes due 2030

PRICING TERM SHEET

September 4, 2025

The following sets forth the final terms of the 5.650% Notes due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated September 4, 2025, together with the accompanying prospectus dated September 29, 2023, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Goldman Sachs BDC, Inc.

Security:	5.650% Notes due 2030

Ratings (Moody’s/Fitch)*:	Baa3/BBB- (Stable/Stable)

Trade Date:	September 4, 2025

Settlement Date:

September 9, 2025 (T+3)

Goldman Sachs BDC, Inc. expects that delivery of the Notes will be made to investors on or about September 9, 2025, which will be the third business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing should consult their own advisor.

Aggregate Principal Amount Offered:	$400,000,000

Maturity Date:	September 9, 2030

Benchmark Treasury:	3.625% due August 31, 2030

Benchmark Treasury Price and Yield:	99-27+ / 3.656%

Spread to Benchmark Treasury:	+ 200 basis points

Yield to Maturity:	5.656%

Price to Public (Issue Price):	The Notes will be issued at a price of 99.974% of their principal amount, plus accrued interest, if any, from September 9, 2025

Coupon (Interest Rate):	5.650%

Interest Payment Dates:	March 9 and September 9, commencing March 9, 2026

Optional Redemption:

Prior to August 9, 2030 (one month prior to the maturity date of the Notes) (the “Par Call Date”), Goldman Sachs BDC, Inc. may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

•   100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, Goldman Sachs BDC, Inc. may redeem the Notes, in whole or in part, at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	38147UAF4

ISIN:	US38147UAF49

Joint Book-Running Managers:

BofA Securities, Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

ING Financial Markets LLC

Morgan Stanley & Co. LLC

Santander US Capital Markets LLC

Co-Managers:	Academy Securities, Inc. ICBC Standard Bank Plc** Raymond James & Associates, Inc. R. Seelaus & Co., LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Goldman Sachs BDC, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Goldman Sachs BDC, Inc. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Goldman Sachs BDC, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The issuer has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling or emailing, BofA Securities, Inc. at 1-800-294-1322, or email: dg.prospectus_requests@bofa.com; HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or by email at tmg.americas@us.hsbc.com; MUFG Securities Americas Inc. toll-free at 1-877-649-6848; SMBC Nikko Securities America, Inc. at 1-888-868-6856, or by email at prospectus@smbcnikko-si.com; or Truist Securities, Inc. 740 Battery Avenue SE, 3rd Floor, Atlanta GA, 30339, Attn: Prospectus Department or toll-free at 1-800-685-4786 or TruistSecurities.prospectus@Truist.com.

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